Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

November 4, 2019 - For Immediate Release

Great Panther Appoints VP, Exploration and VP, People & Culture

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) is pleased to report the appointments of Alan Hitchborn (P.Geo) as Vice President, Exploration and Lucie Gagnon as Vice President, People & Culture.

Alan Hitchborn is a Professional Geologist with over 40 years of global mineral exploration and mine operations experience, including 18 years with major mining companies and 20 years in senior management positions. He has successfully assembled and led exploration teams and campaigns in the development and expansion of mineral resources throughout the Americas, including Mexico and Brazil. Mr. Hitchborn holds a Bachelor of Science in Geology from the University of Nevada-Reno and is a Registered Professional Geologist with Engineers and Geoscientists British Columbia. He also has a strong working knowledge of Spanish.

Lucie Gagnon joined Great Panther in April 2019 as Director of Human Resources. She brings over 15 years of human resources experience focused in the finance and mining industry. She will be responsible for the Company’s people strategy and providing leadership in the areas of organizational design, talent acquisition and management, learning and development, and workforce planning. Ms. Gagnon holds a Bachelor of Arts (Honours) in Psychology from York University in Toronto.

“We are pleased to announce the further enhancement of our senior management team with these appointments,” stated Jeffrey Mason, Interim President & CEO and Chair of the Board. “Alan’s experience and technical knowledge, particularly in the area of resource development, complements that of our in-country exploration teams. While we anticipate that he will play a major role in unlocking the significant near-mine and regional exploration potential at the Tucano Mine Property, Alan also has extensive experience in Mexico, which will enhance our exploration programs there.” Mr. Mason added: “I wish to congratulate Lucie for her promotion to Vice President, People & Culture and will be working closely with her as we augment our team and pursue the important task of finding a new chief executive to lead Great Panther.”

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru and, having executed a successful bulk sample mining program in accordance with the May 2018 PEA for the project restart, the Company is establishing the conditions under which a restart of production can be implemented.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to statements with respect to the timing or ability to restart operations for Coricancha, the exploration potential of Tucano and the Company’s Mexican projects, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different..

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the results of the geotechnical review of the UCS pit and the ability of Great Panther to resume production at the UCS pit, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2